UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

11 August 2008

Telecom Corporation of New Zealand Limited ———————————————————————————————————
(Translation of registrant’s name into English)

New Zealand ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Level 8, North Tower Telecom House 68 Jervois Quay Wellington New Zealand
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

11 August 2008

MEDIA RELEASE

Telecom Responds to Press Release from Elliott International

Auckland, NZ (11 August 2008) - Telecom Corporation of New Zealand Limited
("Telecom") today issued the following statement regarding the press release by
Elliott International regarding their nomination of new Board candidates and the strategic direction of the company.
Wayne Boyd, Chairman of the Board, stated, "The Board welcomes the interest of shareholders in Telecom's strategy.  We have met with Elliott International, a
US hedge fund, on several occasions over the last twelve months to discuss their views on Telecom's strategic direction, including the implications of structural separation.  Telecom has carefully considered the implications of structural separation, and does not believe that separating our retail and network businesses would be in the best interest of shareholders at this time.  The
Board of Telecom continues to be fully committed to considering all available options to enhance shareholder value and we believe we have the management team, strategy and financial expertise to maximise long-term shareholder value."

- ends –

For more information please call:
Katherine Murphy
Telecom media relations
(09) 3586725 or 027 4222 709

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 11 August 2008	By:	Craig Mulholland
	Name:	Craig Mulholland
	Title:	Group Company Secretary